UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2021

Commission File Number: 001-38746

Taiwan Liposome Company, Ltd

(Translation of registrant’s name into English)

Taiwan Liposome Company, Ltd.

11F-1, No. 3 Yuanqu Street

Nangang District,

Taipei City, Taiwan 11503

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Notice and Handbook for the 2021 Annual General Meeting

In May 2021, Taiwan Liposome Company, Ltd. (the “Company”) made the following available on the Taipei Exchange’s Market Observation Post System: (i) Taiwan Liposome Company, Ltd. Notice of 2021 Annual General Meeting (the “Notice”) and (ii) Taiwan Liposome Company, Ltd. Handbook for the 2021 Annual General Meeting (the “Handbook”). Copies of the Notice and the Handbook are attached hereto as Exhibits 99.1 and 99.2 and are incorporated by reference herein.

Postponement of 2021 Annual General Meeting

On May 20, 2021, the Republic of China’s Financial Supervisory Commission issued a release titled “Measures for public companies to postpone annual general meeting for pandemic prevention” which required, among other things, the suspension of annual shareholder meetings for public companies in the Republic of China during the period from May 24, 2021 through June 30, 2021 due to the COVID-19 pandemic. Accordingly, the date of the Company’s 2021 annual general meeting is expected be rescheduled for a date between July 1, 2021 and August 31, 2021, to be set by resolution of the Company’s board of directors.

Exhibits

Exhibit Number	Exhibit Description

99.1	Taiwan Liposome Company, Ltd. Notice of 2021 Annual General Meeting.

99.2	Taiwan Liposome Company, Ltd. Handbook for the 2021 Annual General Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAIWAN LIPOSOME COMPANY, LTD.

Date: May 28, 2021	By:	/s/ George Yeh
Name: George Yeh
Title: President